FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of May 2006


                        ARIES MARITIME TRANSPORT LIMITED
                 (Translation of registrant's name into English)

                               18 Zerva Nap. Str.
                                 166 75 Glyfada
                                 Athens, Greece
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F  X      Form 40-F
                               -----             -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes         No  X
                               -----      -----

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Attached hereto as Exhibit 1 is a copy of Aries Maritime Transport Limited's Management Discussion and Analysis of Financial Condition and Results of Operation and related unaudited consolidated financial statements in respect of the first quarter 2006.

Exhibit 1
---------

[GRAPHIC OMITTED]

Company Contacts:

Richard J.H. Coxall                    Leon Berman
Chief Financial Officer                Principal
Aries Maritime Transport Limited       The IGB Group
(011) 30 210 8983787                   212-477-8438


         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS


         The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements for the three months period ended March 31, 2006, the related notes, and the other financial and other information included in this document. Reference in the following discussion to "our" and "us" and "the Company" refer to our company, our subsidiaries and the predecessor operations of Aries Maritime Transport Limited, except where the context otherwise indicates or requires.


Overview

           We are Aries Maritime Transport Limited, or Aries Maritime, a Bermuda company incorporated in January 2005 as a wholly owned indirect subsidiary of Aries Energy Corporation, or Aries Energy. We are an international shipping company that owns products tankers and container vessels. In March 2005, subsidiaries of Aries Energy contributed to us all of the issued and outstanding stock of 10 vessel-owning companies in exchange for shares in our company. Before this contribution, each of the Aries Energy subsidiaries held 100% of the issued and outstanding stock of the respective vessel-owning company or companies owned by it. We now hold 100% of the issued and outstanding stock of each vessel-owning company. Because our ownership percentage in each vessel-owning company is identical to each contributing subsidiary's prior ownership percentage in the same vessel-owning company, the group reorganization was accounted for as an exchange of equity interests at historical cost. On June 8, 2005 Aries Maritime closed its initial public offering of 12,240,000 common shares at an offering price of $12.50 per share.

Important Factors to Consider When Evaluating Our Historical and Future Results of Operations

         The products tanker and container vessel sectors have historically been highly cyclical, experiencing volatility in profitability, vessel values and charter rates. In particular, charter rates are strongly influenced by the supply of vessels and the demand for oil and container transportation services.

Lack of Historical Operating Data for Vessels Before Their Acquisition

           Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire vessels. Accordingly, we do not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our common shares in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership.

           Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, we have acquired (and may in the future acquire) some vessels with period charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under period charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer. When we purchase a vessel and assume a related period charter, we must take the following steps before the vessel will be ready to commence operations:

          o    obtain the charterer's consent to us as the new owner;

          o    obtain the charterer's consent to a new technical manager;

          o in some cases, obtain the charterer's consent to a new flag for the vessel;

          o    arrange for a new crew for the vessel;

          o replace all hired equipment on board, such as gas cylinders and communication equipment;

          o negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

          o register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

          o    implement a new planned maintenance program for the vessel; and

          o ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

           The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

           Our business is comprised of the following main elements:

          o employment and operation of our products tankers and container vessels; and

          o management of the financial, general and administrative elements involved in the conduct of our business and ownership of our products tankers and container vessels.

           The employment and operation of our vessels require the following main components:

          o    vessel maintenance and repair;

          o    crew selection and training;

          o    vessel spares and stores supply;

          o    contingency response planning;

          o    onboard safety procedures auditing;

          o    accounting;

          o    vessel insurance arrangement;

          o    vessel chartering;

          o    vessel hire management;

          o    vessel surveying; and

          o    vessel performance monitoring.

           The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

          o    management  of  our  financial   resources,   including   banking
               relationships, i.e., administration of bank loans and bank accounts;

          o management of our accounting system and records and financial reporting;

          o administration of the legal and regulatory requirements affecting our business and assets; and

          o management of the relationships with our service providers and customers.

Principal Factors That Affect Our Business

           The principal factors that affect our financial position, results of operations and cash flows include:

          o    charter rates and periods of charterhire;

          o vessel operating expenses and voyage costs, which are incurred in both U.S. Dollars and other currencies, primarily Euros;

          o depreciation expenses, which are a function of the cost of our vessels, significant vessel improvement costs and our vessels' estimated useful lives;

          o financing costs related to our indebtedness, which totaled $234.3 million at March 31, 2006; and

          o    fluctuations in foreign exchange rates.

Revenues

           At March 31, 2006, all our revenues were derived from the period charters covering our nine products tankers and five container vessels. Our vessels are currently chartered to reputable charterers with remaining periods ranging from approximately five months to 4.5 years, with an average of approximately 2.5 years. Our vessels have been employed with these charterers for periods ranging from 1.5 years to 3.9 years. We believe that the performance of the charterers to date has been in accordance with our charterparties. At the maturity of each charter, we will seek to renew these charters with the same or other reputable charterers.

           Our revenues for the three months period ended March 31, 2006 reflect the operation of eight products tankers and five container vessels for the entire quarter. During the year period ended March 31, 2006, we took delivery of one additional products tanker, which increased our revenues for that period in relation to the three months period ended December 31, 2005. During the three month period ended March 31, 2006, the products tanker Citius was off-hire for the entire quarter and the products tanker Bora was declared off-hire by the charterers for 53 days, which reduced our revenues for that period in relation to the three months period ended December 31, 2005.

           Our revenues include an amount for the amortization of deferred revenue arising from the purchase of vessels together with the assumption of a below market value period charter. We value the liability upon acquisition of the vessel by determining the difference between the market charter rate and assumed charter rate, discounting the result using our weighted average cost of capital, and record the balance as deferred revenue, amortizing it to revenue over the remaining life of the period charter.

Commissions

           Chartering commissions are paid to chartering brokers and are typically based on a percentage of the charterhire rate. We are currently paying chartering commissions ranging from 1.25% to 3.75%, with an average of 2.75%.

Gain on Disposal of Vessels

           Gain on disposal of vessels is the difference between the net proceeds received from the sale of vessels and their net book value at the date of sale.

 Vessel Operating Expenses

           Vessel operating expenses are the costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, management fees, lubricants and spare parts, and repair and maintenance costs. Vessel operating expenses exclude fuel cost, port expenses, agents' fees, canal dues and extra war risk insurance, which are included in "voyage expenses."

           Certain vessel operating expenses are higher during the initial period of a vessel's operation. Initial daily vessel operating expenses are usually higher than normal as newly acquired vessels are inspected and modified to conform to the requirements of our fleet.

Depreciation

           Depreciation is the periodic cost charged to our income for the reduction in usefulness and long-term value of our vessels. We depreciate the cost of our vessels over 25 years on a straight-line basis. No charge is made for depreciation of vessels under construction until they are delivered.

Amortization of Special Survey and Dry-Docking Costs

           Special survey and dry-docking costs incurred are deferred and amortized over a period of five and two and a half years, respectively, which reflects the period between each required special survey and minimum period between each dry-docking.

Interest Expenses

           Interest expenses include interest, commitment fees, arrangement fees, amortization of deferred financing costs, debt discount, interest incurred from discounting deferred revenue and other similar charges. Interest incurred during the construction of a newbuilding is capitalized in the cost of the newbuilding. The amount of interest expense is determined by the amount of loans and advances outstanding from time to time and interest rates. The effect of changes in interest rates may be reduced by interest rate swaps or other derivative instruments. We use interest rate swaps to hedge our interest rate exposure under a portion of our financings.

Change in Fair Value of Derivatives

           At the end of each accounting period, the fair values of our interest rate swaps are assessed by marking each swap to market. Changes in the fair value between periods are recognized in the statements of income.

Foreign Exchange Rates

           Although foreign exchange rate fluctuations, particularly between the Euro and U.S. Dollar, have had an impact on our vessel operating expenses and administrative expenses, we have actively sought to manage such exposure. Currently, approximately 30% of our vessel operating cost is incurred in currencies other than the U.S. Dollar. Close monitoring of foreign exchange rate trends, maintaining foreign currency accounts and buying foreign currency forward in anticipation of our future requirements are the main ways we manage our exposure to foreign exchange risk.

Technical and Commercial Management of Our Fleet

         Twelve of our vessel-owning subsidiaries are party to ten-year ship management agreements with Magnus Carriers Corporation, or Magnus Carriers, an affiliate of ours, to provide primarily for the technical management of our vessels, including crewing, maintenance, repair, capital expenditures, drydocking, payment of vessel tonnage taxes, maintaining insurance and other vessel operating activities.

           Under the ship management agreements, we pay Magnus Carriers an amount equal to the budgeted total vessel operating expenses, which we have established jointly with Magnus Carriers, and which range from $4,400 to $5,100 per vessel per day initially. The budgeted total vessel operating expenses, which include the management fees paid to Magnus Carriers of $146,000 per annum per vessel, will increase by 3% annually and will be subject to adjustment every three years. The ship management agreements provide that if actual total vessel operating expenses exceed the corresponding budgeted amounts, we and Magnus Carriers will bear the excess expenditures equally (except for costs relating to any improvement, structural changes or installation of new equipment required by law or regulation, which will be paid solely by us). If the actual total vessel operating expenses are less than the corresponding budgeted amounts, we and Magnus Carriers will share the cost savings equally. We have the right to cancel any ship management agreement on two months' prior notice.

           We also use Magnus Carriers and its affiliates non-exclusively for commercial management, which includes finding employment for our vessels and identifying and developing new business that will fit our strategy. For such services, we pay Magnus Carriers a commercial management fee equal to 1.25% of any gross charterhire or freight we receive for new charters. In addition, Magnus Carriers supervises the sale or purchase of vessels in accordance with our instructions. We pay Magnus Carriers 1% of the sale or purchase price in connection with a vessel sale or purchase that Magnus Carriers brokers for us. We may also use third parties for commercial management services from time to time. In the case of the Chinook, whose ship management agreement with an unrelated ship management company is for technical and operational vessel management only, we have entered into a separate commercial management agreement with Magnus Carriers for the provision of commercial and vessel accounting services for a fixed fee of $60,000 per annum.

           In addition, as long as Magnus Carriers is managing vessels in our fleet, Magnus Carriers and its principals have granted us a right of first refusal to acquire or charter any container vessels or any products tankers ranging from 20,000 to 85,000 dwt, which Magnus Carriers, its principals or any of their controlled affiliates may consider for acquisition or charter in the future.

Results of Operations

For the Three Months Period Ended March 31, 2006 Compared to the Three Months Period Ended December 31, 2005

Revenues

           Total revenues decreased by approximately 3% to $21.2 million in the three months period ended March 31, 2006 compared to $21.8 million in the three months period ended December 31, 2005. This decrease is attributable to the off-hire of the Citius and Bora during the three months period ended March 31, 2006, which was partially offset by the Company taking delivery of the Stena Compass on February 14, 2006 and the Chinook operating for the entire first quarter. Revenue from the Stena Compass during the three months period ended March 31, 2006 was $0.8 million.

           Of the total revenue earned by our vessels during the three months period ended March 31, 2006, 49% was earned by our products tankers and 51% by our container vessels.

           We have recognized $2.9 million of revenue during the three months period ended March 31, 2006 as a result of the amortization of deferred revenue related to the assumption of charters associated with certain vessel acquisitions. These assumed charters had charter rates which were less than market rates at the date of the vessels' acquisition.

Commissions

           Chartering commissions decreased by approximately 9% to $0.31 million in the three months period ended March 31, 2006, compared to $0.34 million in the three months period ended December 31, 2005. This decrease is attributable to the off-hire of the Citius and Bora during the three months period ended March 31, 2006, which was partially offset by the Chinook operating for the entire first quarter and the Company taking delivery of the Stena Compass on February 14, 2006.

Vessel operating expenses

           Total vessel operating expenses increased by approximately 6% to $5.5 million during the three months period March 31, 2006, compared to $5.2 million during the period ended December 31, 2005. These increases are attributable to the growth in operating days during the three months period ended March 31, 2006.

         Of the total vessel operating expenses during the three months period ended March 31, 2006, 55% was incurred by our products tankers and 45% by our container vessels.

Depreciation and Amortization

           Depreciation increased by approximately 20% to $6.7 million during the three months period ended March 31, 2006 compared to $5.6 million during the three months period ended December 31, 2005. Amortization of dry-docking and special survey costs increased by 2% to $.53 million in the three months period ended March 31, 2006, compared to $.52 million in the three months period ended December 31, 2005. These increases are attributable to the growth in our fleet and operating days during the three months period ended March 31, 2006.

Management Fees to Related Party

           Management fees paid to Magnus Carriers increased by 6% to $0.49 million in the three months period ended March 31, 2006 compared to $0.46 million in the three months period ended December 31, 2005. This increase is attributable to the growth in operating days during the three months period ended March 31, 2006.

Interest Expense

           Total interest expense increased by approximately 44% to $3.4 million during the three months period ended March 31, 2006, compared to $1.9 million during the three months period ended December 31, 2005, due mainly to the increase in debt incurred relating to vessel deliveries and financing days.

Interest Rate Swaps

           The marking to market of our three interest rate swaps in existence as at March 31, 2006 resulted in income of $1.1 million for the three months period ended March 31, 2006, compared with income for the three months period ended December 31, 2005 of $0.6 million. Interest rates were higher at the end of March 2006 compared with the end of December 2005.

Net Income

           As a result of the foregoing, net income was $4.1 million in the three months period ended March 31, 2006, compared to $7.7 million in the three months period ended December 31, 2005, a decrease of 47%.


Liquidity and Capital Resources

Overview

           We operate in a capital intensive industry. As of March 31, 2006, our future liquidity requirements relate to: (1) our operating expenses, (2) payments under our ship management agreements, (3) quarterly payments of interest and other debt-related expenses and the repayment of principal, (4) maintenance of financial covenants under our existing credit facility agreement,
(5) maintenance of cash reserves to provide for contingencies, (6) payment of dividends and (7) completion of the purchase contract for the Stena Compassion.

           We believe that cash flows from our charters will be sufficient to fund our interest and other debt-related expenses, any debt amortization under our existing credit facility and our working capital requirements for the short and medium term. We believe that our anticipated cash flows and the availability of funds under our existing credit facility will be sufficient to permit us to pay dividends as contemplated by our dividend policy and to meet our liquidity requirements over the next 12 months.

           On April 27, 2006 we refinanced all our indebtedness under our existing credit facility with a new fully revolving credit facility of $360 million, which we refer to as our new credit facility, which provides the long term financing of the three products tanker acquisitions made in 2005 and will provide $75 million of undrawn commitment to enable future growth of the Company through further vessel acquisitions once the Citius returns to service. Our longer term liquidity requirements include repayment of the outstanding debt under our new credit facility. We will require new borrowings and/or issuances of equity capital or other securities to meet the repayment obligation when our new credit facility matures in March 2011. For further information on our new credit facility please read, "Our New Fully Revolving Credit Facility" below.

Cash flows
           As of March 31, 2006 and December 31, 2005, we had cash of $14.4 million and $19.2 million, respectively. In the period ended March 31, 2006, our net cash provided by operating activities was $7.2 million.

           In the three months period ended March 31, 2006, our net cash used in investing activities was $52.5 million. In this period, our investing activities related to funding our investments in our vessels.

           In the three months period ended March 31, 2006, our net cash provided by financing activities was $40.4 million. The net cash provided by financing activities related to funding our investments in our vessels offset, in part, by payment of a dividend.

Indebtedness
           We had long-term debt outstanding of $234.3 million at March 31, 2006, compared with $183.8 million at December 31, 2005. Our long-term debt as of March 31, 2006 represents amounts borrowed under our existing credit facility, which is comprised of a term loan and a revolving acquisition facility. As of March 31, 2006, borrowings under our existing credit facility bore annual interest rates, excluding the margin, of 4.53% for the term loan facility and 4.56% for the revolving acquisition facility.

           We use interest rate swaps in respect of certain of our borrowings to swap our floating rate interest payment obligations for fixed rate obligations.

Our New Fully Revolving Credit Facility

           On April 3, 2006 we entered into a new $360 million fully revolving credit facility with Bank of Scotland and Nordea Bank Finland as lead arrangers. We drew down under the new credit facility on April 27, 2006 to (i) refinance our existing $140 million drawn term loan; (ii) refinance our existing revolving acquisition facility, which was drawn to the extent of $94.3 million at March 31, 2006 and (iii) complete the purchase of the Stena Compassion, which we expect will require a drawdown in June 2006 in the amount of $50.5 million; and
(iv) pay associated costs. The new credit facility has a five year term and is subject to fixed reductions during the five years. The other main terms and conditions of the new credit facility are as follows:

         Following the return to service of the Citius, borrowings under the new credit facility can be used to fund the purchase price (and, with respect to new buildings, reasonable pre-delivery interest and inspection costs) of one or more additional vessels that meet the following requirements:

          o each vessel must be a double-hulled crude or products tanker or container vessel;

          o each vessel must be aged 8 years or less, or such other age as may be agreed by the lenders, at the time of acquisition;

          o each vessel's purchase price may not exceed its fair market value;

          o each vessel must enter into a minimum employment of 12 months with a reputable charterer within 6 months of the relevant drawdown; and

          o each vessel must maintain a flag and class acceptable to the lead arrangers and satisfy certain other conditions.

           The new credit facility may also be used to the extent of $5 million for general corporate purposes.

           For the first 30 months of the new credit facility, if the total amount borrowed under the facility exceeds 65% of the fair market value of the collateral vessels, we will be unable to borrow further amounts under the facility until we either prepay some of the debt or the fair market value of the collateral vessels increases. We will be able to borrow further amounts under the facility again once the total amount borrowed under the facilities no longer exceeds 65% of the fair market value of the collateral vessels. For the second 30 months of the new credit facility, if the total amount borrowed under the facility exceeds 60% of the fair market value of the collateral vessels, we will be unable to borrow further amounts under the facility until we either prepay some of the debt or the fair market value of the collateral vessels increases. We will be able to borrow further amounts under the facility again once the total amount borrowed under the facilities no longer exceeds 60% of the fair market value of the collateral vessels. If a vessel becomes a total loss or is sold, no further amounts may be borrowed under this agreement, except for advances for additional ships already approved by the lenders, until we have applied the full sale or insurance proceeds in repayment of the facility, unless the lenders otherwise agree.

           Our obligations under the new credit facility are secured by a first priority security interest, subject to permitted liens, in all vessels in our fleet and any other vessels we subsequently acquire. In addition, the lenders will have a first priority security interest in all earnings from and insurances on our vessels, all existing and future charters relating to our vessels, our ship management agreements and all equity interests in our subsidiaries. Our obligations under the credit agreement are also guaranteed by all subsidiaries that have an ownership interest in any of our vessels.

           The $360 million commitment contained in the credit agreement is subject to a $11 million reduction every six months from the April 3, 2006 closing date, with the remaining commitment, after nine equal semi-annual reductions of $11 million, of $261 million to be reduced to zero or repaid in full in one installment in April 2011.

           Indebtedness under the credit facility will bear interest at an annual rate equal to LIBOR plus a margin equal to:

          o 1.125% if our total liabilities divided by our total assets, adjusting the book value of our fleet to its market value, is less than 50%; and

          o 1.25% if our total liabilities divided by our total assets, adjusting the book value of our fleet to its market value, is equal to or greater than 50% but less than 60%; and

          o 1.375% if our total liabilities divided by our total assets, adjusting the book value of our fleet to its market value, is equal to or greater than 60% but less than 65%; and

          o 1.5% if our total liabilities divided by our total assets, adjusting the book value of our fleet to its market value, is equal to or greater than 65%.

The interest rate on overdue sums will be equal to the applicable rate described above plus 2%.

           We paid a one-time arrangement fee of approximately $2.3 million at the initial draw down of the facility together with the first year's agency fee of $50,000, and will pay, quarterly in arrears, a commitment fee equal to 0.5% per annum of the unused commitment of each lender under the facility. We may prepay all loans under the credit agreement without premium or penalty other than customary LIBOR breakage costs.

           The credit agreement will require us to adhere to certain financial covenants as of the end of each fiscal quarter, including the following:

          o our shareholders' equity as a percentage of our total assets, adjusting the book value of our fleet to its market value, must be no less than 35%;

          o we must maintain free cash and cash equivalents of no less than 5% of interest bearing debt;

          o our current liabilities, excluding deferred revenue, may not exceed our current assets;

          o    the   ratio  of  EBITDA   (earnings   before   interest,   taxes,
               depreciation and amortization) to interest expense must be no less than 3.00 to 1.00 on a trailing four quarter basis; and

          o the aggregate fair market value of our vessels must be no less than 140% of the aggregate outstanding loans under the credit facility.

           In addition, Magnus Carriers is required to maintain a credit balance in an account opened with the lender of at least $1 million. The credit agreement also requires our two principal beneficial equity holders to maintain a beneficial ownership interest in our company of no less than 10% each.

           Our credit agreement prevents us from declaring dividends if any event of default, as defined in the credit agreement, occurs or would result from such declaration. Each of the following will be an event of default under the credit agreement:

          o the failure to pay principal, interest, fees, expenses or other amounts when due;

          o breach of certain financial covenants, including those which require Magnus Carriers to maintain a minimum cash balance;

          o the failure of any representation or warranty to be materially correct;

          o the occurrence of a material adverse change (as defined in the credit agreement);

          o the failure of the security documents or guarantees to be effective;

          o judgments against us or any of our subsidiaries in excess of certain amounts;

          o    bankruptcy or insolvency events; and

          o the failure of our principal beneficial equity holders to maintain their investment in us.

Contractual Obligations and Contingencies

           As of December 31, 2005 significant existing contractual obligations and contingencies consisted of our obligations as borrower under our existing credit facility and agreements entered into to purchase vessels. In addition, we had contractual obligations under interest rate swap contracts and ship management agreements.

Long-Term Financial Obligations and Other Commercial Obligations

           The following table sets out long-term financial and other commercial obligations, outstanding as of December 31, 2005 (all figures in thousands of U.S. Dollars):

 Payment Due by Period


                                             Less than                             More than
 Contractual Obligations           Total     1 year      1-3 years    3-5 years    5 years
 -----------------------------    -------    ---------   ---------    ---------    ---------
 Long-term debt obligation(1)     183,820          -           -           -        183,820

 Interest payments(2)              56,654      10,147      22,005      24,502            -

 Vessel operating expenses(3)     223,821      19,524      40,823      43,309       120,165

 Management fees(4)                20,669       1,992       3,759       3,952        10,966

 Rental agreement (5)                 393          59         127         139            68

 Purchase contracts (6)           100,980     100,980          -           -             -

 TOTAL                            586,337     132,702      66,714      71,902       315,019

Notes:

(1) Refers to our obligations to repay the indebtedness outstanding as of December 31, 2005.
(2) Refers to our expected interest payments over the term of the indebtedness outstanding as of December 31, 2005, assuming a weighted average interest rate of 5.52% per annum.
(3) Refers to our obligations under the 10-year ship management agreements that twelve of our vessel-owning subsidiaries have entered into with Magnus Carriers. These figures represent the aggregate amount of the individual initial vessel operating expenses for 12 vessels, which increases by 3% every year under the management agreements with an assumed start date of January 1, 2006. The vessel operating expenses are subject to adjustments every three years and thus may vary.
(4) Refers to the management fees payable to Magnus Carriers under the 10-year ship management agreements. These figures represent the aggregate amount of the individual initial vessel management fees for 12 vessels, which increases by 3% every year under the management agreements with an assumed start date of January 1, 2006. The commercial management fees paid to Magnus Carriers and the technical management fees paid to an independent ship manager in respect of the Chinook are also included.
(5) Refers to our obligations under a rental agreement for office space for the Company.
(6) Refers to our agreement to pay the balance of the purchase price of the Stena Compassion.

Quantitative and Qualitative Disclosures

Interest Rate Exposure

           Our debt obligations under our existing credit facility as of March 31, 2006, bear interest at LIBOR plus a margin ranging from 1.25% to 1.375%. Increasing interest rates could adversely affect our future profitability. We entered into three interest swap transactions with three banks during 2005. On April 7, 2006 one of the interest rate swaps was terminated and the settlement proceeds amounted to $0.49 million. Under the remaining swap agreements we have limited the interest rate we pay on $93.3 million of our outstanding indebtedness to a maximum of 4.885% per annum, excluding the margin, with effect from January 3, 2006 and until the swap agreements mature in June 2009.

           A 100 basis point increase in LIBOR would have resulted in an increase of approximately $0.9 million in our interest expense for the three months period ended March 31, 2006.

Foreign Exchange Rate Exposure

         Our vessel-owning subsidiaries generate revenues in U.S. Dollars but incur a portion of their vessel operating expenses, and we incur our general and administrative costs, in other currencies. We monitor trends in foreign exchange rates closely and actively manage our exposure to those rates. We maintain foreign currency accounts and buy foreign currency forward in anticipation of our future requirements in an effort to manage foreign exchange risk. As of March 31, 2006, a 1% adverse movement in U.S. dollar exchange rates would have increased our vessel operating expenses by approximately $16,449.

Critical Accounting Policies

           Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of our significant accounting policies, see Note 2 to our consolidated financial statements included herein.

           The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Depreciation

           Our vessels represent our most significant assets. We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, which is estimated to be 25 years from date of initial delivery from the shipyard. We believe that a 25-year depreciable life is consistent with that of other shipping companies. Depreciation is based on cost less the estimated residual scrap value. We estimate the residual values of our vessels based on a scrap value of $180 or $190 per lightweight ton, which we believe are levels common in the shipping industry. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. However, when regulations place limitations over the ability of a vessel to trade, the vessel's useful life is adjusted to end at the date such regulations become effective.

            In the three months period ended March 31, 2006, a one year reduction in useful life would have increased our total depreciation charge by $0.5 million.

            If circumstances cause us to change our assumptions in making determinations as to whether vessel improvements should be capitalized, the amounts we expense each year as repairs and maintenance costs could increase, partially offset by a decrease in depreciation expense.

Impairment of Long-lived Assets

           We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flow for each vessel and compare it to the vessel carrying value. In the event that an impairment were to occur, we would determine the fair value of the related asset and record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. We estimate fair value primarily through the use of third-party valuations performed on an individual vessel basis. To date, we have not identified any impairment of our long-lived assets.

Deferred Dry-docking and Special Survey Costs

           Our vessels are required to be dry-docked approximately every 30 to 36 months for major repairs and maintenance that cannot be performed while the vessels are operating. Our vessels are required to undergo special surveys every 60 months.

           We capitalize the costs associated with dry-dockings and special surveys as they occur and amortize these costs on a straight-line basis over the period between dry-dockings and surveys, respectively. We believe that these criteria are consistent with U.S. GAAP guidelines and industry practice and that our policy of capitalization reflects the economics and market values of the vessels.

Revenue Recognition

           Revenues are generated from time charters. In recognizing revenue we are required to make certain estimates and assumptions. Historically differences between our estimates and actual results have not been material to our financial results.

           Charter revenues are recorded over the term of the charter as service is provided. The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis.

Fair Value of Financial Instruments

           In determining the fair value of interest rate swaps, a number of assumptions and estimates are required to be made. These assumptions include future interest rates.

           These assumptions are assessed at the end of each reporting period based on available information existing at that time. Accordingly, the assumptions upon which these estimates are based are subject to change and may result in a material change in the fair value of these items.

Purchase of Vessels

           Where we identify any intangible assets or liabilities associated with the acquisition of a vessel, we record all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where we have assumed an existing charter obligation at charter rates that are less than market charter rates, we record a liability, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. This deferred revenue is amortized to revenue over the remaining period of the charter. The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, future vessel operating expenses, the level of utilization of our vessels and our weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on our financial position and results of operations.

Recent Accounting Developments

           In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4" ("SFAS 151"), which clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as a current period expense. In addition, SFAS 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. Management does not believe that the implementation of SFAS 151 will have a material impact on the Group's financial position, results of operations or cash flows.

           In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-Monetary Assets - An Amendment to APB 29" ("SFAS 153"). Accounting Principles Board Opinion No. 29 (or "APB 29") had stated that all exchanges of non-monetary assets should be recorded at fair value except in a number of situations, including where the exchange is in relation to similarly productive assets. SFAS 153 amends APB 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary transaction has commercial substance where the future cash flows of the business will be expected to change significantly as a result of the exchange. The provisions of SFAS 153 will be effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005. Management does not believe that the implementation of SFAS 153 will have a material impact on the Group's financial position, results of operations or cash flows.

           In March 2005, the Financial Accounting Standards Board issued FIN 47 as an interpretation of FASB Statement No. 143, Accounting for Asset Retirement Obligations (FASB No. 143). This interpretation clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. This interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of this interpretation did not have an effect on the Group's statement of financial position or results of operations.

           In March 2005, the Financial Accounting Standards Board issued Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. Statement No. 154 requires retrospective applications to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. Opinion 20 previously required that most voluntary change in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. Statement No. 154 improves financial reporting because its requirements enhance the consistency of financial information between periods. The Group cannot determine what effect Statement No. 154 will have with regard to any future accounting changes. This statement is effective for the Group for the fiscal year beginning on January 1, 2006.

           On November 3, 2005, the Financial Accounting Standards Board issued Financial Staff Position (FSP) numbers 115-1 and 124-1 providing guidance for the application of FAS 115. This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. It also states that impairment of investments in debt securities must be assessed on an individual basis. Adoption of this interpretation is not expected to have a significant effect on the Group's statement of financial position or results of operations. This statement will be effective for the Group for fiscal years beginning after December 15, 2005.

Subsequent Events

Credit facility

           On April 3, 2006 we entered into a new $360 million fully revolving credit facility with Bank of Scotland and Nordea Bank Finland as lead arrangers. We drew down under the new credit facility on April 27, 2006.

ARIES MARITIME TRANSPORT LIMITED UNAUDITED CONSOLIDATED
STATEMENTS OF INCOME FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2006 AND DECEMBER 31, 2005
(All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)

                                                       (Unaudited)           (Unaudited)
                                                       Three month           Three month
                                                      period ended           period ended
                                                      March 31, 2006       December 31, 2005
                                                      --------------       -----------------
REVENUES:
     Revenue from voyages                                    21,251                 21,836

EXPENSES:

     Commissions                                               (313)                  (339)
     Voyage expenses                                           (205)                  (161)
     Vessel operating expenses                               (5,483)                (5,150)
     General and administrative expenses                       (956)                  (825)
     Depreciation                                            (6,748)                (5,577)
     Amortization of dry-docking and special survey
     expenses                                                  (536)                  (524)
     Management fees                                           (490)                  (457)
                                                          -----------             ----------
                                                            (14,731)               (13,033)
                                                          -----------             ----------
     Net operating income                                     6,520                  8,803

OTHER INCOME (EXPENSES):

     Interest expense                                        (3,426)                (1,940)
     Interest income                                            124                    112
     Other income (expenses), net                              (236)                   124
     Change in fair value of derivatives                      1,147                    572
                                                          -----------             ----------
     Total other expenses, net                               (2,391)                (1,132)
                                                          -----------             ----------


              NET INCOME                                      4,129                  7,671
                                                          ===========             ==========

Pro forma earnings per share:
     Basic and diluted                                 $       0.14            $      0.27
                                                          ===========             ==========

Pro forma weighted average number of shares
     Basic and diluted (6)                               28,416,877             28,416,877

----------
(6) A consistent pro forma weighted average number of basic and diluted shares has been used for comparison of pro forma earnings per share. The pro forma weighted average number of basic and diluted shares referred to in our press release of March 31, 2006 was 23,118,466 for the periods reported in that press release.

ARIES MARITIME TRANSPORT LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEET AS AT MARCH 31, 2006 AND
AUDITED CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31, 2005
(All amounts expressed in thousands of U.S. Dollars)

                                                            (Unaudited)           (Audited)
                                                           March 31, 2006     December 31, 2005
                                                           --------------     -----------------
ASSETS:
                  Current assets
                  --------------
         Cash and cash equivalents                             14,372               19,248
         Restricted cash                                           10                   10
         Trade receivables                                        593                  176
         Other receivables                                        422                   60
         Derivative financial instruments                       1,548                  401
         Inventories                                              767                  645
         Prepaid expenses and other                               238                  521
         Due from managing agent                                   59                   84
         Due from related parties                               1,664                1,293
                                                            ----------            ---------
                  Total current assets                         19,673               22,438
                  --------------------

Vessels and other fixed assets, net                           391,975              341,225
Advance for vessel acquisition                                  5,823               11,363
Deferred charges, net                                           2,799                2,872
                                                            ----------            ---------
                  Total non-current assets                    400,597              355,460
                  ------------------------                  ----------            ---------
                  Total assets                                420,270              377,898
                  ------------                              ----------            ---------


LIABILITIES AND STOCKHOLDERS' EQUITY
                  Current liabilities
                  -------------------
         Accounts payable, trade                                5,602                4,598
         Accrued liabilities                                    3,407                2,880
         Deferred income                                        2,060                3,163
         Deferred revenue(7)                                    9,872               10,715
                                                            ----------            ---------
                  Total current liabilities                    20,941               21,356
                  -------------------------                 ----------            ---------


         Long-term debt, net of current portion (8)           234,310              183,820
         Deferred revenue (7)                                  15,155               17,041
                                                            ----------            ---------
                  Total liabilities                           270,406              222,217
                  -----------------

Commitments and contingencies

                  Stockholders' equity
                  --------------------
         Preferred stock, $0.01 par value, 30
         million shares authorized, none issued.
         Common stock, $0.01 par value, 100
         million shares authorized, 28.4 million
         shares issued and outstanding at                         284                  284
         December 31, 2005 and at March 31,
         2006

         Additional paid-in capital                           149,580              155,397
                                                            ----------            ---------
         Total stockholders' equity                           149,864              155,681
                                                            ----------            ---------
         Total liabilities and stockholders' equity           420,270              377,898
                                                            ==========            =========

----------
(7) Deferred revenue is a non-cash liability.
(8)The unaudited balance sheet as at December 31, 2005, referred to in our press release of March 31, 2006, included a current portion of long-term debt, which current obligation became long-term with the execution of a new credit facility on April 3, 2006.

OTHER FINANCIAL DATA

                                                       Three Months Ended
(All amounts in thousands of U.S. dollars)               March 31, 2006
                                                       ------------------

Net cash provided by operating activities                    7,247
Net cash used in investing activities                      (52,493)
Net cash provided by financing activities                   40,370

--------------------------------------------------------------------------------

                        ARIES MARITIME TRANSPORT LIMITED

           Unaudited Consolidated Financial Statements for the period ended March 31, 2006 and Audited Consolidated Financial
                 Statements for the year ended December 31, 2005

--------------------------------------------------------------------------------

ARIES MARITIME TRANSPORT LIMITED CONSOLIDATED BALANCE SHEETS
(All amounts expressed in thousands of U.S. Dollars)

                                                (Unaudited)        (Audited)
                                               March 31, 2006  December 31, 2005
                                               --------------  -----------------

ASSETS:
Current assets
     Cash and cash equivalents                      19,248            14,372
     Restricted cash                                    10                10
     Trade receivables, net                            176               593
     Other receivables                                  60               422
     Derivative financial instruments                  401             1,548
     Inventories                                       645               767
     Prepaid expenses and other                        521               238
     Due from managing agent                            84                59
     Due from related parties                        1,293             1,664
                                                 ----------         ---------
     Total current assets                           22,438            19,673

     Vessels and other fixed assets, net           341,225           391,975
     Advances for vessel acquisitions               11,363             5,823
     Deferred charges, net                           2,872             2,799
                                                 ----------         ---------
     Total non-current assets                      355,460           400,597
                                                 ----------         ---------
     Total assets                                  377,898           420,270
                                                 ==========         =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
     Accounts payable, trade                         4,598             5,602
     Accrued liabilities                             2,880             3,407
     Deferred income                                 3,163             2,060
     Deferred revenue                               10,715             9,872
                                                 ----------         ---------
     Total current liabilities                      21,356            20,941
                                                 ----------         ---------

     Long-term debt, net of current portion        183,820           234,310
     Deferred revenue                               17,041            15,155
     Total liabilities                             222,217           270,406

     Commitments and contingencies                       -                 -

Stockholders' equity
     Preferred stock, $0.01 par value, 30
     million shares authorized, none issued.
     Common Stock, $0.01 par value, 100
     million shares authorized, 28.4 million           284               284
     shares issued and outstanding at March
     31, 2006

     Additional paid-in capital                    155,397           149,580
                                                 ----------         ---------
     Total stockholders' equity                    155,681           149,864
                                                 ----------         ---------
     Total liabilities and stockholders' equity    377,898           420,270
                                                 ==========         =========


The accompanying notes are an integral part of these consolidated financial statements.

ARIES MARITIME TRANSPORT LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(All amounts expressed in thousands of U.S.
Dollars, except share and per share amounts)

                                                 (Audited)        (Unaudited)
                                                 Year Ended       Period Ended
                                             December 31, 2005   March 31, 2006
                                             -----------------   --------------
REVENUES:
     Revenue from voyages                          75,905            21,251

EXPENSES:
     Commissions                                   (1,323)             (313)
     Voyage expenses                                 (224)             (205)
     Vessel operating expenses                    (17,842)           (5,483)
     General & administrative expenses             (1,649)             (956)
     Depreciation                                 (19,446)           (6,748)
     Amortization of dry-docking and special
     survey expense                                (1,958)             (536)
     Management fees                               (1,511)             (490)
                                                ----------         ---------
                                                  (43,953)          (14,731)
                                                ----------         ---------
     Net operating income                          31,952             6,520

OTHER EXPENSES:
     Interest expense                             (18,793)           (3,426)
     Other income (expenses), net                     662              (112)
     Change in fair value of derivatives              950             1,147
                                                ----------         ---------
     Total other expenses, net                    (17,181)           (2,391)
                                                ----------         ---------

NET INCOME                                         14,771             4,129
                                                ==========         =========
Earnings per share:
Basic and diluted                                 $  0.64          $   0.14
                                                ==========         =========
Weighted average number of shares:
Basic and diluted                              23,118,466        28,416,877
                                              ============      ============

The accompanying notes are an integral part of these consolidated financial statements.

ARIES MARITIME TRANSPORT LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts expressed in thousands of U.S. Dollars)

                                                                      (Audited)         (Unaudited)
                                                                      Year Ended        Period Ended
                                                                  December 31, 2005    March 31, 2006
                                                                  -----------------    --------------

Cash flows from operating activities:
   Net income                                                        14,771                4,129
   Adjustments to reconcile net income to net cash provided
   by operating activities:
   Depreciation                                                      19,446                6,748
   Amortization of dry-docking and special survey                     1,958                  536
   Amortization and write-off of deferred financing costs             1,598                  247
   Amortization of debt discount                                      7,640                    -
   Amortization of deferred revenue                                  (9,275)              (2,859)
   Unearned revenue                                                     (16)                 (15)
   Interest expense of deferred revenue                                 430                  159
   Change in fair value of derivative financial instruments            (950)              (1,147)
   Changes in working capital                                         3,268                 (551)
Net cash provided by operating activities                            38,870                7,247

Cash flows from investing activities:
   Vessel acquisitions                                             (102,692)             (50,196)
   Other fixed asset acquisitions                                       (96)                 (16)
   Restricted cash for dry-docking payments                             813                    -
   Advances for vessel acquisitions                                 (11,363)                (141)
   Vessels' dry-docking / special survey costs                       (2,559)              (2,140)
Net cash used in investing activities                              (115,897)             (52,493)

Cash flows from financing activities:
   Proceeds from issuance of long-term debt                         183,820               50,490
   Principal repayments of long-term debt                          (214,600)                   -
   Proceeds from termination of derivative financial
   instruments                                                          301                    -
   Payment of participation liability                                (6,500)                   -
   Payment of financing costs                                        (2,824)                (174)
   Restricted cash for loan payments                                  4,793                    -
   Proceeds from issuance of capital stock                          140,941                    -
   Distribution                                                        (214)                   -
   Dividends paid                                                   (14,776)              (9,946)
         Net cash provided by financing activities                   90,941               40,370
         Net (decrease)/increase in cash and cash equivalents        13,914               (4,876)
Cash and cash equivalents
Beginning of period/year                                              5,334               19,248
End of period/year                                                   19,248               14,372

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1.       Organization and Basis of Presentation
The principal business of Aries Maritime Transport Limited (the "Company" or "Aries Maritime") is the ownership and chartering of ocean-going vessels world-wide. The Company conducts its operations through its subsidiaries. The vessel-owning subsidiaries own products tankers and container vessels that transport a variety of refined petroleum products and containers world-wide. Aries Maritime was incorporated on January 12, 2005 for the purpose of being the ultimate holding company of 100% of the companies listed below:

                                     Country of                                     Date of Vessel
Company Name                         Incorporation           Vessel Name            Acquisition
Mote Shipping Ltd.                   Malta                   **                     -
Statesman Shipping Ltd.              Malta                   **                     -
Trans Continent Navigation Ltd.      Malta                   **                     -
Trans State Navigation Ltd.          Malta                   **                     -
Rivonia Marine Limited               Cyprus                  *                      -
Robin Marine Limited                 Cyprus                  *                      -
AMT Management Ltd.                  Marshall Islands        -                      -
Olympic Galaxy Shipping Ltd.         Marshall Islands        M/V CMA CGM Energy     April 28, 2004
Bora Limited                         British Virgin Islands  M/T Bora               May 25, 2004
Dynamic Maritime Co.                 Marshall Islands        MA/ CMA CGM Force      June 1, 2004
Jubilee Shipholding S.A.             Marshall Islands        M/V Ocean Hope         July 26, 2004
Vintage Marine S.A.                  Marshall Islands        M/T Citius             August 5, 2004
Ermina Marine Ltd.                   Marshall Islands        M/T Nordanvind         December 9, 2004
Land Marine S.A.                     Marshall Islands        M/T High Land**        March 7, 2003
Rider Marine S.A.                    Marshall Islands        M/T High Rider**       March 18, 2003
Altius Marine S.A.                   Marshall Islands        M/T Altius**           June 24, 2004
Seine Marine Ltd.                    Marshall Islands        M/V CMA CGM Seine      June 24, 2005
Makassar Marine Ltd.                 Marshall Islands        M/V CMA CGM Makassar   July 15, 2005
Fortius Marine S.A.                  Marshall Islands        M/T Fortius**          August 2, 2004
Chinook Waves Corporation            Marshall Islands        M/T Chinook            November 30, 2005
Compassion Overseas Ltd.             Bermuda                 ***                    -
Compass Overseas Ltd.                Bermuda                 ***                    -

* These companies were transferred out of the Aries Maritime group of companies on March 24, 2005.
** These vessels were transferred from Trans Continent Navigation Ltd, Mote Shipping Ltd, Statesman Shipping Ltd and Trans State Navigation Ltd to Altius Marine S.A., Land Marine S.A., Rider Marine S.A. and Fortius Marine S.A. in November, July, August and November 2005 respectively. The original acquisitions for these vessels were made on June 24, 2004, on March 7, 2003, on March 18, 2003 and on August 2, 2004 respectively.
*** M/T Stena Compass was delivered on February 14, 2006 and M/T Stena Compassion is expected to be delivered in June, 2006.

Up to March 17, 2005, the predecessor combined carve-out financial statements of Aries Maritime have been prepared to reflect the combination of certain of the vessel-owning companies listed above. The companies reflected in the predecessor combined carve-out financial statements were not a separate legal group prior to the re-organization, therefore reserves are represented by `Invested Equity'.

In a group re-organization effective March 17, 2005 the stockholders of certain of the vessel-owning companies listed above contributed their interest in the individual vessel owning-companies in exchange for an equivalent shareholding in Aries Maritime. Aries Maritime's ownership percentages in the vessel-owning companies are identical to the ownership percentages that the previous shareholders held in each of the vessel-owning companies before the group reorganization. Accordingly the group reorganization has been accounted for as an exchange of equity interests at historical cost.

After March 17, 2005, the financial statements reflect the consolidated results of Aries Maritime.

On June 8, 2005 Aries Maritime closed its initial public offering of 12,240,000 common shares at an offering price of $12.50 per share. The net proceeds of the offering after expenses were $140.8 million.

Hereinafter, Aries Maritime and its subsidiaries listed above will be referred to as "the Group".

2.       Summary of Significant Accounting Policies

Principles of Combination and Consolidation:

The predecessor combined carve-out and consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. All intercompany balances and transactions have been eliminated upon combination and consolidation.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign Currency Translation:
The functional currency of the Group is the U.S. Dollar because the Group's vessels operate in international shipping markets, which typically utilize the U.S. Dollar as the functional currency. The accounting records of the companies comprising the Group are maintained in U.S. Dollars. Transactions involving other currencies during a period are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the period-end exchange rates. Resulting gains or losses are reflected in the accompanying consolidated statements of income.

Cash and Cash Equivalents:
The Group considers highly liquid investments, such as time deposits and certificates of deposit, with an original maturity of three months or less to be cash equivalents.

Restricted Cash:
Various restricted cash accounts held by the Group, consisting mainly of retention and debt reserve accounts, are restricted for use as general working capital unless such balances exceed the next quarter's instalment payments due to the vessel-owning companies' lenders. The Group considers such accounts to be restricted cash and classifies them separately from cash and cash equivalents within current assets. Dry-docking accounts are also restricted for use by the vessel-owning companies until such time as dry-docking costs are incurred. These restricted cash accounts are classified as non-current assets.

Trade Receivables:
The amount shown as trade receivables includes estimated recoveries from charterers for hire, freight and demurrage billings, net of provision for doubtful accounts. An estimate is made for the provision for doubtful accounts based on a review of all outstanding trade receivables at year end. Bad debts are written off in the period in which they are identified. No provision for doubtful debts has been made for the period ended March 31, 2006 and for the year ended December 31, 2005 and the Group has not written off any trade receivables during these periods.

Inventories:
Inventories which comprise of lubricants, provisions and stores remaining on board the vessels at period end, are valued at the lower of cost and market value. Cost is determined by the first in, first out method.

Vessels and Other Fixed Assets:
Vessels are stated at cost, which consists of the contract price, delivery and acquisition expenses, interest cost while under construction, and, where applicable, initial improvements. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of a vessel; otherwise, these amounts are charged to expenses as incurred.

Where the Group identifies any intangible assets or liabilities associated with the acquisition of a vessel, the Group records all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. In addition, the portion of the vessels' capitalized costs that relates to dry-docking and special survey is treated as a separate component of the vessels' costs and is accounted for in accordance with the accounting policy for special survey and dry-docking costs.

Fixed assets are stated at cost and are depreciated utilizing the straight-line method at rates equivalent to their estimated economic useful lives. The cost and related accumulated depreciation of fixed assets sold or retired are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying statement of income.

Accounting for Special Survey and Dry-docking Costs:
The Group follows the deferral method of accounting for special survey and dry-docking expenses whereby actual costs incurred are deferred and are amortized over a period of five and two and a half years, respectively. If a special survey and or dry-docking is performed prior to the scheduled date, the remaining unamortized balances are immediately written-off. The amortization periods for the special survey and dry-docking expenses reflect the periods between each legally required special survey and dry-docking.

Debt Finance:
Where a secured loan includes the right for the lender to participate in future appreciation of the underlying vessels under lien, the Group establishes a participation liability at the inception of the loan equal to the fair value of the participation feature. At the end of each reporting period, the balance of the participation liability is adjusted to be equal to the current fair value of the participation. The corresponding amount of the adjustment is reflected as an adjustment to the debt discount. As of March 31, 2006 there is no such participation liability.

Debt discount is amortized using the effective interest method over the term of the related loan. Any adjustment to the debt discount is amortized prospectively. The cost is included in interest expense.

Deferred Revenue:
The Group values any liability arising from the below market value time charters assumed when a vessel is acquired. The liability, being the difference between the market charter rate and assumed charter rate is discounted using the Group's weighted average cost of capital and is recorded as deferred revenue and amortized to revenue over the remaining period of the time charter.

Impairment of Long-lived Assets:
Long-lived assets and certain identifiable intangibles held and used or disposed of by the Group are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount.

Measurement of the impairment loss is based on the fair value of the asset as provided by third parties as compared to its carrying amount. In this respect, management regularly reviews the carrying amount of each vessel in connection with the estimated recoverable amount for such vessel. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal. The review of the carrying amount in connection with the estimated recoverable amount for each of the Group's vessels indicated that no impairment loss has occurred in any of the periods presented.

Depreciation of Vessels and Other Fixed Assets:
Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value of the vessels. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap value per lightweight ton. Management estimates the useful life of the Group's vessels to be 25 years from the date of its initial delivery from the shipyard. However, when regulations place limitations over the ability of a vessel to trade, its useful life is adjusted to end at the date such regulations become effective. Currently, there are no regulations which affect the vessels' useful lives.

Depreciation of fixed assets is computed using the straight-line method. Annual depreciation rates, which approximate the useful life of the assets, are:

                 Furniture, fixtures and equipment:        5 years
                 Computer equipment and software:          5 years

Financing Costs:
Fees incurred for obtaining new loans or refinancing existing loans are deferred and amortized over the life of the related debt, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made.

Fees incurred in a refinancing of existing loans continue to be amortized over the remaining term of the new loan where there is a modification of the loan. Fees incurred in a refinancing of existing loans where there is an extinguishment of the old loan are written off and included in the debt extinguishment gain or loss.

Interest Expense:
Interest costs are expensed as incurred and include interest on loans, financing costs and amortization. Interest costs incurred while a vessel is being constructed are capitalized.

Accounting for Revenue and Expenses:
Revenues are generated from time charters. Time charter revenues are recorded over the term of the charter as the service is provided. Deferred income represents revenue applicable to periods after the balance sheet date. Vessel operating expenses are accounted for on an accrual basis.

Repairs and Maintenance:
Expenditure for routine repairs and maintenance of the vessels is charged against income in the period in which the expenditure is incurred. Major vessel improvements and upgrades are capitalized to the cost of vessel.

Derivative Instruments:
Derivative financial instruments are recognized in the balance sheets at their fair values as either assets or liabilities. Changes in the fair value of derivatives that are designated and qualify as cash flow hedges, and that are highly effective, are recognized in other comprehensive income. If derivative transactions do not meet the criteria to qualify for hedge accounting, any unrealized changes in fair value are recognized immediately in the income statement.

Amounts receivable or payable arising on the termination of interest rate swap agreements qualifying as hedging instruments are deferred and amortized over the shorter of the life of the hedged debt or the hedge instrument.

During 2005, the Group entered into interest rate swap agreements that did not qualify for hedge accounting. As such, the fair value of these agreements and changes therein are recognized in the balance sheets and statements of income, respectively

Segment Reporting:
The Group reports financial information and evaluates its operations by charter revenues and not by the type of vessel, length of vessel employment, customer or type of charter. Management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet and, as such, the Group has determined that it operates under one reportable segment.

Earnings Per Share:
The Group has presented earnings per share for all periods presented based on the common shares outstanding of Aries Maritime. Accordingly 16,176,877 common shares have been presented as being outstanding for the periods prior to the initial public offering. The common shares issued as a result of the initial public offering have been included in the weighted average calculation prospectively from the date of such offering for purposes of disclosure of earnings per share. There are no dilutive or potentially dilutive securities; accordingly there is no difference between basic and diluted earnings per share.

3.   Commitments and contignencies

     (a)  Commitments

          Vessel                            Balance as of March 31, 2006
          ------                            ----------------------------

         A) Term loan facility
            --------------------

            M/T Altius                                          17,333
            MN CMA CGM Seine                                    13,565
            M/T Bora                                            11,220
            M/T Nordanvind                                      11,890
            M/T High Land                                        9,043
            M/T High Rider                                       8,708
            M/T Citius                                           7,201
            MN Ocean Hope                                        8,373
            MN CMA CGM Energy                                   10,885
            MN CMA CGM Force                                    10,885
            MN CMA CGM Makassar                                 13,565
            M/T Fortius                                         17,332
                                                        ---------------
                                         Total                 140,000
                                                        ---------------
                                         Short term
                                         Long term             140,000
                                                        ---------------
                                                               140,000
                                                        ---------------
         B) Revolving loan facility
            -----------------------
            M/T Chinook                                         32,600
            M/T Stena Compass                                   56,100
            M/T Stena Compassion                                 5,610
                                                        ---------------
                                         Total                  94,310
                                                        ---------------
                                         Short term                 --
                                         Long term              94,310
                                                        ---------------
                                                                94,310
                                                        ---------------
                                         Total amount          234,310
                                                        ---------------

Senior secured credit agreement
Simultaneously with the Company's initial public offering, the Company entered into a senior secured credit agreement ("the credit facility") with a syndicate of banks led by Fortis Bank, Bank of Scotland and Nordea Bank Finland. The credit facility is for a total of $290 million and comprises of a delayed-draw term loan facility of $140 million and a revolving credit facility of $150 million. During the year ended December 31, 2005, twelve of the Group's vessels (as listed above) repaid their existing loans with a combination of the credit facility and the proceeds of the Company's initial public offering. As a result, the Group wrote off $761,000 of financing costs associated with the previous debt. The $150 million revolving credit facility for the acquisition of additional vessels was drawn in November 2005 for the purchase of M/T Chinook ($32.6 million), and in October 2005 for deposits on the purchase of of M/T Stena Compass ($5.6 million) and M/T Stena Compassion ($5.6 million). On February 14, 2006 the $150 million revolving credit facility was drawn to the further extent of $50.5 million to complete the purchase of M/T Stena Compass. With effect from March 1, 2006 the Company voluntarily reduced the revolving credit facility from $150 million to $145 million. The rest of the revolving credit facility was undrawn as at March 31, 2006 and is available for two years until June 3, 2007.

The credit facility of $290 million, including the $140 million delayed-draw term loan facility and the $150 million revolving credit facility is in the name of Aries Maritime as borrower and guaranteed by the vessel-owning subsidiaries supported by first preferred mortgages over their vessels. The debt agreement also contains various covenants, including (a) restriction as to changes in management and ownership of the vessels, (b) limitation on incurring additional indebtedness, (c) mortgaging of vessels and restriction on payment of dividends,
(d) minimum requirement regarding hull cover ratios, (e) minimum liquidity requirement, (f) maintenance of operating accounts and (g) minimum insurance values.

Effective April 3, 2006 the Company entered into a new $360 million revolving credit facility. The $360 million facility, which has a term of five years, is to be used to replace the current $140 million term loan facility and $150 million revolving credit facility. The $360 million facility is in the name of Aries Maritime as borrower and guaranteed by the vessel-owning subsidiaries supported by first preferred mortgages over their vessels.

As at March 31, 2006 repayments of the long-term debt under the new credit facility are due as follows:

                                                     000's
                     2006-2010                             -
                        2011                         234,310
                    Total amount                     234,310

Interest on the new credit facility is charged at LIBOR plus a margin equal to 1.125% if the total liabilities divided by the total assets, adjusting the book value of the fleet to its market value, is less than 50%; and 1.25% if equal to or greater than 50% but less than 60%; and 1.375% if equal to or greater than 60% but less than 65%; and 1.5% if equal to or greater than 65%.

Interest on the existing credit facility was charged at LIBOR plus a 1.25% margin when the corporate leverage ratio was less than 60% and at LIBOR plus a 1.375% margin when the corporate leverage ratio was equal to or greater than 60%. Corporate leverage was defined as the ratio of outstanding total liabilities divided by the total assets, adjusted for the difference between the fair market value and book value of the collateral vessels. The effective interest rate at March 31, 2006 was 5.78% p.a. and 5.82% p.a. for the delayed-draw term loan facility and the revolving credit facility respectively.

Management agreements
From June 8, 2005, certain of the vessel-owning subsidiaries commenced operating under new ten-year ship management agreements with Magnus Carriers Corporation ("Magnus Carriers"), a related party under common control. These ship management agreements are cancellable by the vessel-owning subsidiaries with two months notice, while Magnus Carriers has no such option. Under these agreements, Magnus Carriers provides both technical and commercial management services for the vessel-owning subsidiaries. Each of the vessel-owning subsidiaries pays vessel operating expenses to Magnus Carriers based on the jointly established budget per vessel, which will increase by 3% annually and be subject to adjustment every three years. If actual vessel operating expenses exceed or are below the budgeted amounts, the relevant subsidiary and Magnus Carriers will bear the excess expenditures or benefit from the savings equally. Expenses that relate to any improvement, structural changes or installation of new equipment required by law or regulation will be paid solely by the relevant subsidiary. Also, each of these agreements provides for the payment to Magnus Carriers of a management fee of $146,000 per annum for technical management services.

From November 30, 2005, Chinook Waves Corporation commenced operating its vessel, M/T Chinook under a ship management agreement with Ernst Jacob Shipmanagement GmbH ("Ernst Jacob"). Under this agreement, Ernst Jacob provides technical management services for the vessel-owning subsidiary and receives an annual management fee of Euro 128,000.

Purchase of vessels
In October 2005, contracts were entered into for the purchase of two products tankers; two 72,750 (approximately) dwt vessels (M/T Stena Compass and M/T Stena Compassion) costing $56.1 million each. The M/T Stena Compass was delivered on February 14, 2006. The M/T Stena Compassion is expected to be delivered in June 2006.

Rental agreement
On November 21, 2005 AMT Management Ltd entered into an office rental agreement with a related party, a company under common control, with effect from December 1, 2005 for six years at a monthly rental of Euro 4,000 plus stamp duty ($4,890).

The following table sets out long-term commercial obligations for rent and management fees, outstanding as of March 31, 2006:

                                              000's
                                              -----
         2006                                 1,552
         2007                                 1,931
         2008                                 1,955
         2009                                 2,015
         2010 and thereafter                 13,110
                                             ------
         TOTAL                               20,563

(b)      Contingencies

Legal proceedings
There are no material legal proceedings to which the Group is a party other than routine litigation incidental to the Group's business. In the opinion of management, the disposition of these lawsuits should not have a material impact on the Group's results of operations, financial position or cash flows.

4.   Post Balance Sheet Events

(a)  Credit facility

The Group entered into a new $360 million revolving credit facility on April 3, 2006. On April 27, 2006 the $360 million facility, which has a term of five years, was drawn down to refinance the outstanding indebtedness under the existing $140 million term loan facility and existing $150 million revolving credit facility.

(b)  Interest rate swap

On April 7, 2006 the interest rate swap with Fortis Bank was terminated and the settlement proceeds amounted to $490,000 in favour of Aries Maritime.

ABOUT ARIES MARITIME TRANSPORT LIMITED

Aries Maritime Transport Limited is an international shipping company that owns and operates products tankers and container vessels. The Company's products tanker fleet, which has an average age of 7.6 years and is 100% double-hulled, consists of five MR tankers, three Panamax tankers and one Aframax tanker. Following the delivery of a double-hulled Panamax products tanker newbuilding, which the Company expects to receive no later than June 2006, the Company's products tanker fleet will have an average age of 6.8 years. The Company also owns a fleet of five container vessels. The Company's container vessels have an average age of 16.5 years and range in capacity from 1,799 to 2,917 TEU. All of the Company's products tankers and container vessels currently have period charter coverage.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995 This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including drydocking and insurance costs; statements about trends in the container vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; completion of repairs, length of offhire, availability of charters and anticipated developments with respect to any pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this press release. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for oil and oil products, the effect of changes in OPEC's petroleum production levels, worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, additional time spent in completing repairs, changes in Aries Maritime Transport Limited's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors discussed in Aries Maritime Transport Limited's filings with the U.S. Securities and Exchange Commission from time to time. When used in this document, the words "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should," and "expect" reflect forward-looking statements.

                                      # # #

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        ARIES MARITIME TRANSPORT LIMITED
                                  (registrant)


Dated:  May 30, 2006                     By:/s/ Richard J.H. Coxall
                                                -------------------
                                                Richard J.H. Coxall
                                                Chief Financial Officer

SK 23248 0002 674089